UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

NIMBLE STORAGE, INC.

(Name of Subject Company)

NIMBLE STORAGE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

65440R101

(CUSIP Number of Class of Securities)

Suresh Vasudevan

Chief Executive Officer

Nimble Storage, Inc.

211 River Oaks Parkway

San Jose, California 95134

(408) 432-9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gordon K. Davidson, Esq. Lynda M. Twomey, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Aparna Bawa, Esq. Vice President, General Counsel and Secretary Nimble Storage, Inc. 211 River Oaks Parkway San Jose, California 95134 (408) 432-9600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 (the “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) originally filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2017 by Nimble Storage, Inc., a Delaware corporation (“Nimble Storage”), in connection with the tender offer by Nebraska Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Hewlett Packard Enterprise Company (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding shares of Nimble Storage common stock, par value $0.001 per share (each, a “Share”) at a purchase price of $12.50 per Share, net to the seller in cash, without interest thereon, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of March 6, 2017, by and among Nimble Storage, Parent and Merger Sub and the Offer to Purchase, dated March 17, 2017 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Merger Sub with the SEC on March 17, 2017. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 4. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9. This Amendment No. 4 is being filed to reflect certain updates as reflected below.

Explanatory Note:

As contemplated by the proposed resolution of certain litigations described in Item 8 of the Schedule 14D-9 under the heading “Certain Litigation”, as further described below and as previously disclosed on March 23, 2017 and March 28, 2017, the Company is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D-9. This supplemental information should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. The inclusion in this supplement to the Schedule 14D-9 of certain supplemental information should not be regarded as an indication that any of Nimble Storage, Parent or their respective affiliates, officers, directors or other representatives, or any recipient of this information, considered or now considers the supplemental information to be material. The additional Company disclosures are as follows:

Item 4.	The Solicitation or Recommendation

1.	The section entitled “Background of the Merger” in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the second sentence in the fifth paragraph in its entirety and inserting two new sentences immediately thereafter, as follows:

“On November 9, 2016, Mr. Anup Singh, the chief financial officer of the Company, spoke with representatives of Goldman, Sachs & Co. (“Goldman Sachs”), which had acted as the lead underwriter in the Company’s IPO. From time to time since the Company’s IPO, Goldman Sachs has provided the Company advice on strategic and financial matters, for which Goldman Sachs received no compensation. Mr. Singh inquired whether Goldman Sachs could determine whether Parent may be interested in a possible strategic transaction involving Parent and the Company.”

2.	The section entitled “Executive Officer and Director Arrangements Following the Merger” in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting a new paragraph at the end thereof, as follows:

“During the negotiation process discussed in Item 4 of the Schedule 14D-9 in the section entitled “Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” and otherwise prior to the date of the Merger Agreement, none of Parent, Merger Sub or any of their representatives made any offers of post-merger employment to, or engaged in any negotiations or discussions of post-merger employment terms with, any of Nimble Storage’s directors, officers or other employees.”

3.	The section entitled “Opinion of Nimble Storage’s Financial Advisor” in Item 4 of the Schedule 14D-9 is hereby amended and supplemented by:

a.	Replacing the first table under the subsection entitled “Selected Companies Analysis” in its entirety with the following:

Enterprise Value as a multiple of Estimated 2017 Revenue:	Selected Companies		Based on Projections	Based on IBES Estimates
	Range	Median
Nimble Storage (As of March 3, 2017)			1.5x	1.5x
Nimble Storage (At Offer Price of $12.50)			2.3x	2.4x
Pure Storage, Inc.				1.6x
Legacy Infrastructure Peers	1.0x to 2.8x	2.3x
Cisco Systems, Inc.				2.8x
CommVault Systems, Inc.				2.8x
NetApp, Inc.				1.7x
Parent				1.0x
High Growth Infrastructure Peers	2.9x to 6.1x	4.5x
Arista Networks, Inc.				6.1x
Palo Alto Networks, Inc.				5.4x
Nutanix, Inc.				4.5x
FireEye, Inc.				3.0x
Gigamon, Inc.				2.9x

b.	Replacing the second table under the subsection entitled “Selected Companies Analysis” in its entirety with the following:

Revenue Growth 2016E – 2017E:	Selected Companies		Based on Projections	Based on IBES Estimates
	Range	Median
Nimble Storage			25.6%	23.4%
Pure Storage, Inc.				37.3%
Legacy Infrastructure Peers	(5.8)% to 7.6%	0.4%
Cisco Systems, Inc.				(0.1)%
CommVault Systems, Inc.				7.6%
NetApp, Inc.				0.8%
Parent				(5.8)%
High Growth Infrastructure Peers	1.2% to 51.8%	24.3%
Arista Networks, Inc.				26.0%
Palo Alto Networks, Inc.				24.3%
Nutanix, Inc.				51.8%
FireEye, Inc.				1.2%
Gigamon, Inc.				10.3%

c.	Replacing the third table under the subsection entitled “Selected Companies Analysis” in its entirety with the following:

Price Per Share as a multiple of Estimated 2017 Earnings:	Selected Companies		Based on Projections		Based on IBES Estimates
	Range	Median
Nimble Storage (As of March 3, 2017)			NM	(1)	NM
Nimble Storage (At Offer Price of $12.50)			NM		NM
Pure Storage, Inc.					NM
Legacy Infrastructure Peers	10.4x to 45.4x	13.1x
Cisco Systems, Inc.					14.2x
CommVault Systems, Inc.					45.4x
NetApp, Inc.					12.1x
Parent					10.4x
High Growth Infrastructure Peers	NM to 41.6x	32.2x
Arista Networks, Inc.					32.2x
Palo Alto Networks, Inc.					41.6x
Nutanix, Inc.					NM
FireEye, Inc.					NM
Gigamon, Inc.					30.5x

(1)	Multiples less than 0x or greater than 100x are represented as “NM” or “not meaningful”.

d.	Replacing the fourth table under the subsection entitled “Selected Companies Analysis” in its entirety with the following:

	Selected Companies		Based on Projections	Based on IBES Estimates
EBITDA Margin	Range	Median
Nimble Storage			(3.6%)	(4.1)%
Pure Storage, Inc.				(1.6)%
Legacy Infrastructure Peers	13.9% to 34.3%	21.6%
Cisco Systems, Inc.				34.3%
CommVault Systems, Inc.				13.9%
NetApp, Inc.				25.5%
Parent				17.8%
High Growth Infrastructure Peers	(12.5)% to 29.3%	19.8%
Arista Networks, Inc.				29.3%
Palo Alto Networks, Inc.				23.0%
Nutanix, Inc.				(12.5%)
FireEye, Inc.				5.3%
Gigamon, Inc.				19.8%

e.	Replacing the first table under the subsection entitled “Selected Transaction Analysis” in its entirety with the following:

Acquirer	Target	Enterprise Value as a Multiple of LTM Revenue	Transaction Premium to Undisturbed
SanDisk	Fusion-IO	2.7x	21.2%
Thoma Bravo	Compuware	2.8x	24.9%
Thoma Bravo	Riverbed	3.2x	39.0%
Avago	Emulex	1.4x	26.4%
Hewlett Packard	Aruba	3.3x	34.2%
Seagate	Dot Hill	2.7x	79.2%
Genesys	Interactive Intelligence	3.4x	36.0%
Vista	Infoblox	3.8x	73.1%
Selected Transactions as a Group		1.4x – 3.8x (Median of 3.0x)	21.2% - 79.2% (Median of 35.1%)
Proposed Transaction between Parent and Nimble Storage		2.9x	44.8%

f.	Inserting a new sentence after the second sentence of the penultimate paragraph of such section:

“As of February 27, 2017 and again as of March 6, 2017, Goldman Sachs confirmed that neither Goldman Sachs’ Investment Banking Division, nor any funds in which Goldman Sachs’ Investment Banking Division has any direct investment, or which are managed by Goldman Sachs’ Merchant Banking Division (which is on the same side of Goldman Sachs’ internal information barriers that separate its investment banking business and merchant banking business from its sales and trading and investment management business), had any direct equity investment in Parent or Nimble Storage.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIMBLE STORAGE, INC.

Date: April 5, 2017	By:	/s/ Anup Singh
Anup Singh Chief Financial Officer